International Game Technology PLC Annual General Meeting

On May 13, 2025, International Game Technology PLC (the "Company") held its annual general meeting of shareholders (the "2025 AGM"). At the 2025 AGM, 21 matters were considered and acted upon. Each of the resolutions 1 through 21 were adopted.

The table below shows the results of the poll for each resolution. The full text of the resolutions is contained in the notice of 2025 AGM which is available on the Company's website at www.IGT.com.

Resolution 1: To receive and adopt the annual report and accounts for the financial year ended 31 December 2024 ("Annual Report and Accounts").

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
387,611,247	122,387	387,733,634	125,749	-

Resolution 2: To approve the directors' remuneration report (excluding the remuneration policy) set out in the Annual Report and Accounts.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
387,232,404	551,197	387,783,601	75,782	-

Resolution 3: To approve Massimiliano Chiara continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
364,167,522	23,650,434	387,817,956	41,427	-

Resolution 4: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
385,907,856	1,912,173	387,820,029	39,354	-

Resolution 5: To approve Enrico Drago continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
383,175,819	4,643,572	387,819,391	39,992	-

Resolution 6: To approve Ashley M. Hunter continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
386,759,258	1,016,100	387,775,358	84,025	-

Resolution 7: To approve James F. McCann continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
386,427,879	1,391,651	387,819,530	39,853	-

Resolution 8: To approve Heather J. McGregor continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
386,920,394	888,378	387,808,772	50,611	-

Resolution 9: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
383,274,829	4,537,847	387,812,676	46,707	-

Resolution 10: To approve Maria Pinelli continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
386,823,485	997,273	387,820,758	38,625	-

Resolution 11: To approve Samantha F. Ravich continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
386,415,777	1,367,855	387,783,632	75,751	-

Resolution 12: To approve Vincent L. Sadusky continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
386,651,503	1,165,369	387,816,872	42,511	-

Resolution 13: To approve Marco Sala continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
383,238,404	4,581,772	387,820,176	39,207	-

Resolution 14: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
385,882,416	1,937,609	387,820,025	39,358	-

Resolution 15: To reappoint PricewaterhouseCoopers LLP as auditors of the Company to hold office from the conclusion of the 2025 AGM until the conclusion of the next annual general meeting of the Company at which the annual report and accounts are laid before the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
387,376,841	452,427	387,829,268	30,115	-

Resolution 16: To authorize the board of directors of the Company or its audit committee to determine the auditors' remuneration.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
387,202,646	618,548	387,821,194	38,189	-

Resolution 17: To authorize political donations and expenditure not exceeding £100,000, in total, in accordance with sections 366 and 367 of the Companies Act 2006.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
387,041,464	742,896	387,784,360	75,023	-

Resolution 18: To authorize the directors to allot shares in the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
386,412,297	1,369,055	387,781,352	78,031	-

***Resolution 19**: To authorize the directors, if Resolution 18 is passed, to disapply pre-emption rights.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
384,071,930	2,882,579	386,954,509	904,874	-

***Resolution 20**: To authorize the directors, if Resolution 18 is passed and in addition to any authority granted under Resolution 19, to disapply pre-emption rights for the purposes of financing an acquisition or a specified capital investment.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
384,482,567	3,293,954	387,776,521	82,862	-

Resolution 21: To authorize the Company to make off-market purchases of its ordinary shares. FOR AGAINST TOTAL VOTES ABSTENTIONS BROKER NON-VOTES 387,015,468 425,538 387,441,006 418,377 - * Denotes a special resolution requiring a 75% majority. Notes: (1) A “vote abstain” is not a vote in law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution. (2) As of the record date for determining voting entitlements, established as 3.00 pm (BST) on May 9, 2025, the outstanding share capital of the Company was 203,012,172 ordinary shares (excluding 6,873,196 treasury shares) each carrying one vote, 209,885,368 special voting shares each carrying 0.9995 votes, and 50,000 sterling non-voting shares.